British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F

NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT

Avino Silver & Gold Mines Ltd.		April 30, 2003		June 27, 2003

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION	CONTACT TELEPHONE NO.

Andrea Regnier		Accountant	(604) 682-3701

E-MAIL ADDRESS:			WEB SITE ADDRESS:

dawnpacific@telus.net			www.avino.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:

“Louis Wolfin”	03/06/27

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:

“Louis Wolfin”	03/06/27

AVINO SILVER & GOLD MINES LTD.
Balance Sheet
(Unaudited — Prepared by Management)

ASSETS	April 30,	January 31,
	2003	2002
	$	$
Current assets
Cash	28,474	20,104
Accounts receivable and prepaid expense	13,860	3,040
Due from related parties	160,316	160,316

	202,650	183,460
Mineral property	204,001	204,001
Investment in Mexican affiliate	1	1
Investment in related companies	427,084	427,084

	834,171	814,546
LIABILTIIES
Current Liabilities
Accounts payable and accrued liabilities	17,922	15,927
Due to related parties (Note 5c)	370,699	364,143

	388,621	380,070
SHAREHOLDERS’ EQUITY
Capital stock (Note 3)	13,394,627	13,346,387
Contributed surplus	184,967	184,967
Deficit	(13,032,175)	(12,995,009)

	547,419	536,345
Deduct: 14,180 shares held for future disposition-at cost	(101,869)	(101,869)

	445,550	434,476

	834,171	814,546

On Behalf of the Board
Signed:
“Louis Wolfin”
     Director
“David Wolfin”
     Director

AVINO SILVER & GOLD MINES LTD.
Statement of Operations and Deficit (Unaudited — Prepared by Management)

	3 Months
	April 30,
	2003		2002
	$		$

Expenses:
Amortization of deferred exchange loss		—		—
Audit and accounting fees		4,250		13,154
Auto expense		2,710		—
Consulting fees		2,000
Interest expense		—		26,180
Foreign exchange		—		(23,019)
Shareholder communications and investor relations		1,612		2,654
Legal fees				4,572
Listing and filing fees		3,350		3,673
Management fees		7,500		7,500
Miscellaneous property investigation		2,943		—
Office and administration		4,741		35
Salaries and benefits		6,037
Transfer agent		1,488		1,737
		(37,230)		(36,486)
Less: interest income		65		—
Loss for the period		(37,166)		(36,486)
Deficit, beginning of period		(12,995,009)		(12,808,018)
Deficit, end of period		(13,032,175)		(12,844,504)
Loss per share		$(0.01)		$(0.01)

AVINO SILVER & GOLD MINES LTD.
Statement of Cash Flows
(Unaudited — Prepared by Management)

	3 Months
	October 31
	2003		2002
	$		$
CASH PROVIDED BY (USED IN)

Operating Activities:
Loss for the period		(37,166)		(36,486)
Items not requiring cash:
Foreign exchange		—		(23,019)
Interest expense on debentures		—		26,180

		(37,166)		(33,325)
Changes in non-cash working capital items:
Amounts receivable and prepaid expense		(10,860)		1,094
Accounts payable and accrued liabilities		2,035		13,745

		(45,991)		(18,486)

Financing activities:
Issue of capital stock for cash		45,240		—
Due to Bralorne Pioneer Gold Mines		—		—
Due to related parties		6,557		19,775
Debentures payable		—		—

		51,797		19,775

Investing activities:
Mineral property interests		—		2,775
Purchase of computer equipment		(436)

		—		2,775
Increase (decrease) in cash		5,370		(1,486)
Cash, beginning of period		23,104		1,317
Cash, end of period		28,474		(169)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
April 30, 2003

1. Basis of Presentation

These unaudited financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended January 31, 2003.

2. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. Share Capital

a) Authorized 25,000,000 common shares without par value

b) Issued:

	April 30
	2003		2002
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	6,188,525	$13,327,947	5,463,525	$12,931,788
Issued during the period: for cash	78,000	45,240	—	—
Balance, end of period	6,266,525	$13,373,187	5,463,525	$12,931,788

c)	During the period 78,000 options were exercised at a price of $0.58 per share.

4. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i)	$25,032 to a private company controlled by two directors of the Company for administrative expenses

ii)	$7,500 (2001-$7,500) to a private company controlled by a Director for Management fees.

5. Related Party Transactions, continued

b)	Due from related parties comprise $160,316 due from companies with common Director’s for exploration expenses.

c) Due to related parties consist of

i)	$257,171 due to a private company controlled by two directors as disclosed in 4.a)i) above;

ii)	$61,029 due to a private company controlled by a Director for Management fees;

iii)	$52,500 due to a Director of the company for a cash loan made to the Company.